Exhibit 99.1

Institutional Shareholder Services (ISS), Leading Proxy Advisor, Recommends Medigus Shareholders Vote “FOR” all Medigus’ Director Nominees

-Medigus Implores Stockholders to Protect the Value of Their Investment and Vote “FOR” Medigus’ Director Nominees on the WHITE Proxy Card-

OMER, Israel, September 6, 2018 — Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and direct visualization technology, today announced that Institutional Shareholder Services (“ISS”), the nation’s leading independent proxy advisory firm, has issued a report recommending that Medigus shareholders vote on the WHITE proxy card “FOR” the election of ALL the Company’s director nominees - Mr. Christopher Rowland, Mr. Doron Birger, Mr. Eitan Machover, Ms. Efrat Venkert and Mr. Yuval Yanai – at Medigus’ annual shareholder meeting on September 20, 2018.

“The report issued by ISS reinforces our view that the nominees proposed by the Company’s Board of Directors have the qualifications and experience to continue growing the Company’s core business,” said Chris Rowland, CEO of Medigus. “We believe that these recommendations, which underwent a detailed review process, are in the best interest of our shareholders investment in the Company.”

In supporting ALL Medigus Director Nominees, ISS* noted that:

•         “A vote FOR is warranted as the company has provided sufficient information and as there are no concerns with the board and its committees' structure and functioning.”

In commenting on Pure Capital, ISS noted that:

•	“…proponent has failed to establish that board change is warranted and that the proponent board nominees would be likely to affect positive change to the board.”

*Permission neither sought nor obtained from ISS

As the Annual Meeting date is rapidly approaching, Medigus strongly urges shareholders to protect the value in their investment by voting on the WHITE proxy card “FOR” the Company’s highly-qualified and experienced director nominees.

Please vote the WHITE proxy card TODAY.  If you have any questions or require any assistance with voting your shares, or if you need additional copies of the proxy materials, please contact:

Morrow Sodali

MDGS@morrowsodali.com

Stockholders call toll free: 800-662-5200

Banks and brokers call: 203-658-9400

About Medigus

The Company is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. The Company is the developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the Company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com..

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market. The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com